SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

CONTINENTAL MINERALS CORPORATION
(Name of Issuer)

CONTINENTAL MINERALS CORPORATION
JINCHUAN GROUP LTD.
JINQING MINING INVESTMENT LIMITED
(Names of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

211653
(CUSIP Number of Class of Securities)

Trevor Thomas	Sanlin Zhang
Secretary and General Counsel	Vice-President
Continental Minerals Corporation	Jinchuan Group Ltd.
1020 – 800 West Pender Street	Jinchang, Gansu
Vancouver, British Columbia	737103, People’s Republic of China
V6C 2V6	Facsimile No.: +86-935-8811612
(778) 373-6723

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Bernhard Zinkhofer	Peter C. Kalbfleisch
McMillan LLP	Blake, Cassels & Graydon LLP
1500 – 1055 West Georgia Street	2600 – 595 Burrard Street
Vancouver, British Columbia	Vancouver, British Columbia
V6E 4N7	V7X 1L3
(604) 691-7483	(604) 631-3309

This statement is filed in connection with (check the appropriate box):
a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ X ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$389,830,655.28*	$45,259.34**

*

For purposes of determining the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, the transaction value of the common shares of Continental Minerals Corporation to be acquired by JinQing Mining Investment Limited, a wholly-owned subsidiary of Jinchuan Group Ltd., assuming completion of Arrangement (as defined and described herein), is calculated as follows: multiplying (i) 147,663,127, the number of shares of Continental Minerals Corporation and shares issuable upon exercise of options of Continental Minerals Corporation held by holders other than Jinchuan Group Ltd. and JinQing Mining Investment Limited, by (ii) $2.64 (the U.S. dollar equivalent of C$2.60, based on the noon rate in Canada as published by the Bank of Canada on January 17, 2010 of C$1.00 = US$1.0140), the price to be paid for the shares held by such shareholders.

**	In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0001161.

[ X ]

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $45,259.34
Form or registration no.: Schedule 13E-3
Filing Party: Continental Minerals Corporation, Jinchuan Group Ltd. and JinQing Mining Investment Limited
Date Filed: February 11, 2011

Explanatory Note

This Amendment No. 2 amends Amendment No. 1 to the Schedule 13E-3 filed on March 24, 2011 with the Securities and Exchange Commission by including the finalized Supplement to the Management Proxy Circular, which has been amended solely to include the date and time at which the special meeting of Securityholders of Continental Minerals Corporation will be reconvened. All references to “Supplement” within this Amendment No. 2 to Schedule 13E-3 refer to the finalized Supplement to the Management Proxy Circular attached hereto as Exhibit (a)(8). Other than with respect to the finalized Supplement to the Management Proxy Circular, no additional changes have been made to Amendment No. 1.

This Amendment No. 2 to Schedule 13E-3 is filed with the Securities and Exchange Commission (the “SEC”) by Continental Minerals Corporation (the “Company”), a company organized under the laws of British Columbia, Canada, Jinchuan Group Ltd., a company organized under the laws of China, and JinQing Mining Investment Limited (the “Acquiror”), a company organized under the laws of Canada (collectively, the “Filing Persons”) with respect to the plan of arrangement (the “Arrangement”) pursuant to which the Acquiror will acquire all of the outstanding common shares of the Company (the “Common Shares”) not already owned, directly or indirectly, by Jinchuan Group Ltd., and the Company will become a wholly-owned subsidiary of the Acquiror.

Capitalized terms used herein but not defined shall have the meanings given to them in the Management Proxy Circular (the “Circular”) and the Supplement to the Management Proxy Circular (the “Supplement”) attached as Exhibit (a)(1) and Exhibit (a)(8), respectively, to this Amendment No. 2 to Schedule 13E-3.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular and Supplement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of this Amendment No. 2 to Schedule 13E-3 and is supplemented by the information specifically provided for herein.

Item 1. Summary Term Sheet

The information set forth in the section of the Circular entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information

(a)

Name and Address. The information set forth in the following is incorporated herein by reference: (i) the sections of the Circular entitled “Summary – The Arrangement – Parties” and “The Arrangement – Parties to the Arrangement,” and (ii) Schedule I to the Supplement, entitled “Information Concerning Continental Minerals”.

(b)

Securities. The subject securities are the common shares without par value in the capital of the Company. The information set forth in the following section of the Circular is incorporated herein by reference: “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements.”

(c)	Trading Market and Price. The information set forth in the section of the Circular entitled “General Information – Market Prices of Continental Common Shares” is incorporated herein by reference.

(d)

Dividends. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Arrangement Dividend” and “The Arrangement – Arrangement Dividend.” The information set forth in Schedule III to the Supplement is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in Schedule III to the Supplement is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in Schedule III to the Supplement is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a)

Name and Address. The information set forth in the following is incorporated herein by reference: (i) the sections of the Circular entitled “Summary – The Arrangement – Parties” and “The Arrangement – Parties to the Arrangement,” (ii) Schedule I to the Supplement, entitled “Information Concerning Continental Minerals,” and (iii) Schedule II to the Supplement, entitled “Information About Jinchuan Group.” Jinchuan Group Ltd. is considered to be an affiliate of the Company as it directly or indirectly controls 10.9% of the Company’s issued and outstanding common shares (for further information see the section of the Circular entitled “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” which is incorporated herein by reference).

(b)

Business and Background of Entities. The information set forth in the following is incorporated herein by reference: (i) the sections of the Circular entitled “Summary – The Arrangement – Parties” and “The Arrangement – Parties to the Arrangement,” (ii) Schedule I to the Supplement, entitled “Information Concerning Continental Minerals,” and (iii) Schedule II to the Supplement, entitled “Information About Jinchuan Group.”

(c)

Business and Background of Natural Persons. The information set forth in the following is incorporated herein by reference: (i) Schedule I to the Supplement, entitled “Information Concerning Continental Minerals,” and (ii) Schedule II to the Supplement, entitled “Information About Jinchuan Group”.

Item 4. Terms of the Transaction

(a)

Material Terms. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary,” “Background to the Arrangement,” “The Arrangement – Effect of the Arrangement,” “The Arrangement – Recommendation of the Continental Board,” “Certain Canadian Federal Income Tax Considerations,” and “Certain United States Federal Income Tax Considerations.” The information set forth in the section of the Supplement entitled “Special Factors – Purposes, Alternatives, Reasons and Effects” is incorporated herein by reference.

(b)

Purchases. The information set forth in the following sections of the Supplement are incorporated herein by reference: “Identification of Persons Who Have Agreed to Support the Arrangement” and “General Information – Interests of Directors and Executive Officers of Continental in the Arrangement.”

(c)

Different Terms. The information set forth in the following sections of the Circular is incorporated herein by reference: “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “The Arrangement – Regulatory Matters,” “The Arrangement – Interests of Directors and Executive Officers of Continental in the Arrangement,” and “General Information – Interest of Informed Persons in Material Transactions.” The information set forth in the section of the Supplement entitled “General Information – Interests of Directors and Executive Officers of Continental in the Arrangement,” is incorporated herein by reference.

(d)

Appraisal Rights. The information set forth in the following is incorporated herein by reference: the section of the Circular entitled “Rights of Dissenting Shareholders;” the Plan of Arrangement, which is Appendix B of the Circular; the Interim Court Order, which is Appendix C to the Circular, and the dissent provisions of the British Columbia Business Corporations Act, reproduced in Appendix E to the Circular.

(e)

Provisions for Unaffiliated Security Holders. The information set forth in the following section of the Circular is incorporated herein by reference: “Additional Information.” The information set forth in the section of the Supplement entitled “Additional Information” is incorporated herein by reference. Other than as set forth in the section of the Circular entitled “Additional Information” and the section Supplement entitled “Special Factors – Fairness of the Transaction – Continental’s Perspective – Additional Reasons for Undertaking the Arrangement At This Time,” the Filing Persons have made no provisions in connection with the transaction to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)

Transactions. The information set forth in the sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Related Agreements,” “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Interests of Directors and Executive Officers of Continental in the Arrangement,” and “General Information –Indebtedness of Directors and Executive Officers.” Information relating to the Company’s executive compensation is described in Amendment No. 2 to the Company’s annual report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on September 28, 2010 (see Item 6 – “Directors, Senior Management and Employees – Compensation” which is incorporated herein by reference). The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Economic Analyses, Opinions and Reports Considered by the Parties,” “General Information – Interests of Directors and Executive Officers of Continental in the Arrangement,” “Special Factors – Fairness of the Transaction – Continental’s Perspective” and “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective.”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Related Agreements,” “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Interests of Directors and Executive Officers of Continental in the Arrangement.” The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Purposes, Alternatives, Reasons and Effects,” “Special Factors – Economic Analyses, Opinions and Reports Considered by the Parties,” and “General Information – Interests of Directors and Executive Officers of Continental in the Arrangement.”

(d)	Agreements Involving the Subject Company’s Securities. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Related Agreements,” “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Interests of Directors and Executive Officers of Continental in the Arrangement.” The information set forth in the following sections of the Supplement are incorporated herein by reference: “Identification of Persons Who Have Agreed to Support the Arrangement,” “Special Factors – Financial Assistance to Optionholders,” “Special Factors – Economic Analyses, Opinions and Reports Considered by the Parties,” and “General Information – Interests of Directors and Executive Officers of Continental in the Arrangement.”

Item 6. Purposes of the Transaction and Plans or Proposals

(a)

Use of Securities Acquired. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary,” “Background to the Arrangement,” “The Arrangement – Effect of the Arrangement,” and “The Arrangement – Recommendation of the Continental Board.” The information set forth in the section of the Supplement entitled “Special Factors – Purposes, Alternatives, Reasons and Effects” is incorporated herein by reference.

(b)

Plans. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary,” “Background to the Arrangement,” “The Arrangement – Effect of the Arrangement,” and “The Arrangement – Recommendation of the Continental Board.” The information set forth in the section of the Supplement entitled “Special Factors – Purposes, Alternatives, Reasons and Effects” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a)

Purposes. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Effect of the Arrangement,” and “The Arrangement – Recommendation of the Continental Board.” The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Purposes Alternatives, Reasons and Effects,” “General Information – Economic Analyses, Opinions and Reports Considered by the Parties,” “Special Factors – Fairness of the Transaction –Continental’s Perspective,” and “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective.”

(b)	Alternatives. The information set forth in the following sections of the Circular is incorporated herein by reference: “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Effect of the Arrangement,” and “The Arrangement – Recommendation of the Continental Board.” The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Purposes Alternatives, Reasons and Effects,” “General Information – Economic Analyses, Opinions and Reports Considered by the Parties,” “Special Factors – Fairness of the Transaction –Continental’s Perspective,” and “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective.”

(c)	Reasons. The information set forth in the following sections of the Circular is incorporated herein by reference: “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Effect of the Arrangement,” and “The Arrangement – Recommendation of the Continental Board.” The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Purposes Alternatives, Reasons and Effects,” “General Information – Economic Analyses, Opinions and Reports Considered by the Parties,” “Special Factors – Fairness of the Transaction –Continental’s Perspective,” and “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective.”

(d)	Effects. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Effect of the Arrangement,” “The Arrangement – Recommendation of the Continental Board,” “Certain Canadian Federal Income Tax Considerations,” and “Certain United States Federal Income Tax Considerations.” The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Purposes Alternatives, Reasons and Effects,” “General Information – Economic Analyses, Opinions and Reports Considered by the Parties,” “Special Factors – Fairness of the Transaction –Continental’s Perspective,” and “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective.”

Item 8. Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Recommendation of the Continental Board,” “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “Summary – The Arrangement – Fairness Opinion,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Fairness Opinion,” and “The Arrangement – Recommendation of the Continental Board.” The full text of the fairness opinion of BMO Nesbitt Burns Inc. dated January 17, 2011 is also attached to the Circular as Appendix F and is incorporated herein by reference. The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Fairness of the Transaction – Continental’s Perspective,” “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective,” “Special Factors – Economic Analyses, Opinions and Reports Considered by the Parties,” “The Arrangement – Fairness Opinion,” and “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective.”

(c)	Approval of Security Holders. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – Purpose of the Meeting,” “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “The Arrangement – Mutual Conditions to Closing,” “The Arrangement – Regulatory Matters,” and “The Arrangement – Shareholder and Court Approvals – Shareholder Approval of the Arrangement.” The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Fairness of the Transaction – Continental’s Perspective” and “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective.”

(d)	Unaffiliated Representative. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “Summary – The Arrangement – Fairness Opinion,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” “The Arrangement – Fairness Opinion,” and “The Arrangement – Recommendation of the Continental Board.” The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Fairness of the Transaction – Continental’s Perspective,” “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective,” and “General Information – Economic Analyses, Opinions and Reports Considered by the Parties.” The full text of the fairness opinion of BMO Nesbitt Burns Inc. dated January 17, 2011 is also attached to the Circular as Appendix F and is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Recommendation of the Continental Board,” “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Recommendation of the Continental Board.” The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Fairness of the Transaction – Continental’s Perspective,” “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective,” and “General Information – Economic Analyses, Opinions and Reports Considered by the Parties.”

(f)	Other Offers. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Recommendation of the Continental Board.” The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Purposes, Alternatives, Reason and Effects,” “Special Factors – Fairness of the Transaction – Continental’s Perspective,” “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective,” “Special Factors – Economic Analyses, Opinions and Reports Considered by the Parties.”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Fairness Opinion,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Fairness Opinion.” The full text of the fairness opinion of BMO Nesbitt Burns Inc. dated January 17, 2011 is also attached to the Circular as Appendix F and is incorporated herein by reference. The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Fairness of the Transaction – Continental’s Perspective,” “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective,” and “General Information – Economic Analyses, Opinions and Reports Considered by the Parties.”

(c)	Availability of Documents. The full text of the fairness opinion of BMO Nesbitt Burns Inc. dated January 17, 2011 is also attached to the Circular as Appendix F and is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a)-(b)	Source of Funds; Conditions. The information set forth in the section of the Circular entitled “The Arrangement – Recommendation of the Continental Board – Source of Funding” is incorporated herein by reference.

(c)	Expenses. The information set forth in the section of the Circular entitled “The Arrangement – Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the section of the Circular entitled “The Arrangement – Recommendation of the Continental Board – Source of Funding” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

(a)

Securities Ownership. The information set forth in the following is incorporated herein by reference: the information set forth in the section of the Circular entitled “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” and the information set forth in Schedules I and II to the Supplement. The information set forth in the section of the Supplement entitled “Identification of Persons Who Have Agreed To Support the Arrangement” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in Schedule III to the Supplement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

(a)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the following sections of the Circular are incorporated herein by reference: “Summary – The Arrangement – Related Agreements,” “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” and “The Arrangement – Recommendation of the Continental Board – Intention of Directors.”

(b)

Recommendation of Others. The information set forth in the following sections of the Circular are incorporated herein by reference: “Summary – The Arrangement – Recommendation of the Continental Board,” “Summary – The Arrangement – Reasons for Recommending the Arrangement,” “Summary – The Arrangement – Related Agreements,” “General Proxy Information – Interest of Certain Persons or Companies in Matters to be Acted Upon; Support Agreements,” “General Proxy Information – Voting Securities, Principal Holders of Voting Securities and Support Agreements,” and “The Arrangement – Recommendation of the Continental Board – Intention of Directors.” The information set forth in the following sections of the Supplement are incorporated herein by reference: “Special Factors – Fairness of the Transaction – Continental’s Perspective,” “Special Factors – Fairness of the Transaction – Jinchuan’s Perspective,” and “General Information – Economic Analyses, Opinions and Reports Considered by the Parties.”

Item 13. Financial Statements

(a)

Financial Information. The information set forth in the section of the Circular entitled “Additional Information” is incorporated herein by reference. The audited financial statements included in Amendment No. 2 to the Company’s annual report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on September 28, 2010, and the unaudited financial statements set forth in the Company’s quarterly report for the three months ended March 31, 2010, June 30, 2010 and September 30, 2010, which was included as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on June 8, 2010, September 7, 2010 and December 1, 2010 respectively, are incorporated by reference herein. These documents and copies thereof may be obtained from the locations set forth in the section of the Circular entitled “Additional Information.” The information set forth in the section of the Supplement entitled “General Information – Selected Financial Data” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)

Solicitations or Recommendations. The information set forth in the following sections of the Circular is incorporated herein by reference: “Summary – The Arrangement – Fairness Opinion,” “General Proxy Information – Solicitation of Proxies from Holders of Common Shares and Preferred Shares,” “Background to the Arrangement – History of Continental’s Relationship with Jinchuan Group,” and “The Arrangement – Fairness Opinion.” The information set forth in the section of the Supplement entitled “General Information – Economic Analyses, Opinions and Reports Considered by the Parties,” is incorporated herein by reference.

(b)

Employees and Corporate Assets. The information set forth in the following sections of the Circular is incorporated herein by reference: “General Proxy Information – Solicitation of Proxies from Holders of Common Shares and Preferred Shares” and “The Arrangement – Expenses.”

Item 15. Additional Information

(a)	Other Material Information. The information set forth in the Circular, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1)	Management Information Circular of the Company, dated January 17, 2011.*

(a)(2)	Form of Proxy Card (for common and preferred shareholders).*

(a)(3)	Letter to Shareholders of the Company dated January 17, 2011 (incorporated herein by reference to the Circular).*

(a)(4)	The Company’s Notice of Special Meeting of Holders of Common Shares (incorporated herein by reference to the Circular).*

(a)(5)	Press Release dated December 20, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on December 20, 2010).*

(a)(6)	Press Release dated September 17, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 21, 2010).*

(a)(7)	Letter of Transmittal (for common and preferred shareholders).*

(a)(8)	Supplement to the Management Proxy Circular, dated April 7, 2011.

(a)(9)	Press Release dated April 7, 2011

(c)(1)	Opinion dated January 17, 2011 of BMO Capital Markets (“BMO”), Continental’s financial advisor (incorporated by reference herein by reference to Appendix F of the Circular).*

(c)(2)	“Discussion Materials” prepared by Continental’s advisors BMO Capital Markets dated July 11, 2009.*

(c)(3)	“Discussion Materials” prepared by Continental’s advisors BMO Capital Markets dated July 13, 2009.*

(c)(4)	“Fairness Considerations” prepared by Continental’s advisors BMO Capital Markets dated January 10, 2011.*

(c)(5)	“Valuation Analysis” prepared by Jinchuan Group’s advisors Bank of America Merrill Lynch dated July, 2009.*

(c)(6)	Presentation entitled “Project Ocean – Valuation” prepared by Jinchuan Group’s advisors Sino Resources Capital Pty Ltd. (“SRC”) dated December 2009.*

(c)(7)	Presentation entitled “Project Ocean” prepared by Jinchuan Group’s advisors SRC and Gresham Investment House dated December 2009.*

(c)(8)	Presentation entitled “Project Ocean – Implementation Strategy” prepared by Jinchuan Group’s advisors SRC dated December 2009.*

(c)(9)	Presentation entitled “Project Ocean – Valuation Considerations for JNMC” prepared by Jinchuan Group’s advisors SRC dated June 2010.*

(c)(10)	Aker Kvaerner NI 43-101 Report dated October 31, 2007.*

(d)(1)	Plan of Arrangement of the Company under the Canada Business Corporations Act (incorporated herein by reference to Appendix B of the Circular).*

(d)(2)	Amended and Restated Plan of Arrangement of the Company under the Canada Business Corporation Act effective March 14, 2011.*

(f)(1)	Section2 237-247 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Appendix E of the Circular).*

*	Previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 7, 2011

CONTINENTAL MINERALS CORPORATION

By:	/s/ Trevor Thomas
	Name:	Trevor Thomas
	Title:	General Counsel
and Corporate Secretary

JINCHUAN GROUP LTD.

By:	/s/ Sanlin Zhang
	Name:	Sanlin Zhang
	Title:	Vice President

JINQING MINING INVESTMENT LIMITED

By:	/s/ Youhuai Wang
	Name:	Youhuai Wang
	Title:	President, CEO

EXHIBIT INDEX

(a)(1)	Management Information Circular of the Company, dated January 17, 2011.*

(a)(2)	Form of Proxy Card (for common and preferred shareholders).*

(a)(3)	Letter to Shareholders of the Company dated January 17, 2011 (incorporated herein by reference to the Circular).*

(a)(4)	The Company’s Notice of Special Meeting of Holders of Common Shares (incorporated herein by reference to the Circular).*

(a)(5)	Press Release dated December 20, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on December 20, 2010).*

(a)(6)	Press Release dated September 17, 2010 (incorporated herein by reference to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on September 21, 2010).*

(a)(7)	Letter of Transmittal (for common and preferred shareholders).*

(a)(8)	Supplement to the Management Proxy Circular, dated April 7, 2011.

(a)(9)	Press Release dated April 7, 2011

(c)(1)	Opinion dated January 17, 2011 of BMO Capital Markets (“BMO”), Continental’s financial advisor (incorporated by reference herein by reference to Appendix F of the Circular).*

(c)(2)	“Discussion Materials” prepared by Continental’s advisors BMO Capital Markets dated July 11, 2009.*

(c)(3)	“Discussion Materials” prepared by Continental’s advisors BMO Capital Markets dated July 13, 2009.*

(c)(4)	“Fairness Considerations” prepared by Continental’s advisors BMO Capital Markets dated January 10, 2011.*

(c)(5)	“Valuation Analysis” prepared by Jinchuan Group’s advisors Bank of America Merrill Lynch dated July, 2009.*

(c)(6)	Presentation entitled “Project Ocean – Valuation” prepared by Jinchuan Group’s advisors Sino Resources Capital Pty Ltd. (“SRC”) dated December 2009.*

(c)(7)	Presentation entitled “Project Ocean” prepared by Jinchuan Group’s advisors SRC and Gresham Investment House dated December 2009.*

(c)(8)	Presentation entitled “Project Ocean – Implementation Strategy” prepared by Jinchuan Group’s advisors SRC dated December 2009.*

(c)(9)	Presentation entitled “Project Ocean – Valuation Considerations for JNMC” prepared by Jinchuan Group’s advisors SRC dated June 2010.*

(c)(10)	Aker Kvaerner NI 43-101 Report dated October 31, 2007.*

(d)(1)	Plan of Arrangement of the Company under the Canada Business Corporations Act (incorporated herein by reference to Appendix B of the Circular).*

(d)(2)	Amended and Restated Plan of Arrangement of the Company under the Canada Business Corporation Act effective March 14, 2011.*

(f)(1)	Section2 237-247 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Appendix E of the Circular).*

*	Previously filed.

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